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                         MetLife Insurance Company USA
                              1209 Orange Street
                             Wilmington, DE 19801

ENHANCED DOLLAR COST AVERAGING RIDER

This Rider forms a part of the Contract to which it is attached, and is effective upon issuance. The terms of this Rider apply to the Contract when, prior to the Annuity Date, Purchase Payments are allocated to the Enhanced Dollar Cost Averaging Account (EDCA Account) that is a part of our General Account. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control.

If you request to participate in the Enhanced Dollar Cost Averaging program, we will open an EDCA Account for you. The EDCA Account will provide for transfers to any of the Subaccounts of the Separate Account over a 6 or 12 month period, as you have selected. You may also select any other time period that we may declare. All Purchase Payments applied to this program will be allocated to your EDCA Account. No transfers may be made into this Account.

Under the Enhanced Dollar Cost Averaging program, a specified dollar amount of Account Value will be transferred on a monthly basis from your EDCA Account to any of the Subaccounts of the Separate Account. The initial dollar amount transferred will be equal to the initial amount allocated to your EDCA Account divided by the number of months in the time period you have selected.

The first transfer will be made on the date the Purchase Payment is allocated to the EDCA Account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for Purchase Payments allocated on the 29th, 30th or 31st day of a month. If such a day is not a Business Day the transfer will take place on the next Business Day. Transfers will continue on a monthly basis until all amounts are transferred from the EDCA Account. Your EDCA Account will be terminated as of the last transfer.

The interest rate earned on your EDCA Account will be the Minimum Guaranteed Interest Rate for our Fixed Account, plus any additional interest, which we may declare from time to time.

You can have only one dollar cost averaging account at any given time. You may allocate subsequent Purchase Payments to your existing EDCA Account. The allocation of subsequent Purchase Payments to an existing EDCA Account increases the monthly dollar amount of Account Value transferred and thereby accelerates the time period over which transfers are made. The new dollar amount transferred out of the EDCA Account will be determined by dividing each new allocation by the number of months the EDCA Account is based upon and adding that amount to the existing transfer amount. Each allocation resulting from a subsequent Purchase Payment will earn interest at the then-current interest rate applied to new allocations to an EDCA Account of the same monthly term. Allocations resulting from each Purchase Payment, along with the interest credited thereon, will be transferred on a First-in-First- out (FIFO) basis.

If you terminate your participation in this program, all money remaining in the EDCA Account will be transferred to the Subaccounts in accordance with the percentages you have chosen for the EDCA, unless you specify otherwise.

MetLife Insurance Company USA has caused this Rider to be signed by its President and Secretary.

/s/ Jacob Jenkelowitz     Secretary           /s/ Eric Steigerwalt    President
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